Neovasc Announces Closing of US$6.1 Million Registered Direct Offering Priced At-the-Market

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that it has closed its previously announced registered direct offering (the "Offering") priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules of an aggregate of 6,230,803 common shares at a price of US$0.9801 per common share.  Aggregate gross proceeds to the Company were approximately US$6.1 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each common share was sold, in a concurrent private placement in the United States, with one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company (each, a "Warrant Share") at an exercise price of US$0.856 per share at any time prior to the date which is five and one half years following the date of issuance.

Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the "Reducer"), development of the Tiara™ (the "Tiara") and general corporate and working capital purposes.

The common shares (but not the Warrants or the Warrant Shares) were offered pursuant to a "shelf" registration statement on Form F-3 (File No. 333-245385) previously filed with the Securities and Exchange Commission (the "SEC") on August 13, 2020 and declared effective by the SEC on September 14, 2020. A prospectus supplement to the Company's base shelf prospectus dated August 12, 2020 qualifying the distribution of the common shares and Warrants was also filed with the provincial securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Neovasc offered and sold the common shares in the United States only. No securities were offered or sold to Canadian purchasers.

A final prospectus supplement and accompanying prospectus relating to the Offering was filed with the SEC and is available for free on the SEC's website at www.sec.gov and is also available on the Company's profile on the SEDAR website at www.sedar.com. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, or by telephone: (646) 975-6996 or by e-mail: placements@hcwco.com.

The Warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and, along with the Warrant Shares, have not been registered under the Act, or applicable state securities laws. Accordingly, the Warrants and Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

For the purposes of the final approval of the Toronto Stock Exchange (the "TSX"), the Company has relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the use of proceeds, the expected impact on Reducer revenue generation during the fourth quarter, the Company's ability to build on progress and optimizing the value of its devices, the likelihood of approval under the FDA's decision on the PMA, the expansion of its product range, prospects for regulatory approvals and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.